Filed pursuant to Rule 433

Registration No. 333-192196

October 7, 2014

Final Term Sheet

USD 1,500,000,000 1.750% Global Notes due 2019 (Green Bond)

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 1,500,000,000

Denomination:	USD 1,000

Maturity:	October 15, 2019

Redemption Amount:	100%

Interest Rate:	1.750% per annum, payable semi-annually in arrears

Date of Pricing:	October 7, 2014

Closing Date:	October 15, 2014

Interest Payment Dates:	April 15 and October 15 in each year

Currency of Payments:	USD

Price to Public/Issue Price:	99.743%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.618%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769GF56

CUSIP:	500769GF5

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[1]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings.

Managers:	BofA Merrill Lynch Citigroup Morgan Stanley

Stabilization Manager:	Morgan Stanley & Co. International plc

Registrar:	The Bank of New York Mellon (Luxembourg) S.A.

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filliale Frankfurt am Main

Use of Proceeds:

The net proceeds from the sale of the notes will be used in the general business of the Issuer.

However, upon issuance, the Issuer will simultaneously allocate an amount equal to the net proceeds of the notes (which proceeds may be converted into Euros) to an internal account designated for “green bond” issuances. Amounts matching requests for disbursements under KfW’s environmental investment program, “KfW-Programm Erneuerbare Energien Standard” (“KfW Renewable Energies Programme – Standard”) will be deducted from the portion of the balance of this internal account relating to the notes on an ongoing basis, starting with the beginning of the calendar year in which the notes are issued and continuing until the portion of the balance relating to the notes has been completely reduced.

KfW’s financing program “KfW Renewable Energies Programme – Standard” aims to promote in particular the development of electricity from solar energy (photovoltaic) and wind energy. The common objective of all projects financed under this program is the reduction of greenhouse gas emissions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/821533/000119312513445198/d624309d424b3.htm . KfW’s base prospectus relating to the notes is available through the following link:

http://www.sec.gov/Archives/edgar/data/821533/000119312513445094/d624297d424b3.htm .

Alternatively, Morgan Stanley will arrange to send you the prospectus, which you may request by calling toll-free +1-866-718-1649.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.